For Immediate Release

FORDING ANNOUNCES RESULTS OF CASH/UNIT ELECTIONS

CALGARY, February 28, 2003 – Fording Inc. (TSX/NYSE: FDG) is pleased to announce the results of the shareholder cash and unit elections under the Plan of Arrangement involving Fording, Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board, Sherritt International Corporation and CONSOL of Canada Inc., which provides for the creation of the Fording Canadian Coal Trust.

Pursuant to the Plan of Arrangement, shareholders had the opportunity to receive: (a) one unit of the Fording Canadian Coal Trust per common share of Fording held, subject to pro ration; (b) $35.00 in cash per common share of Fording held to a maximum of $1.05 billion, subject to pro ration; or (c) a combination of cash and units.

Shareholders of Fording who elected to receive cash consideration for their common shares of Fording will receive approximately $26.00 (Canadian) and 0.257 units of the Fording Canadian Coal Trust for each common share held as of the close of business on Tuesday, March 4, 2003, the Proceeds Date. Shareholders of Fording who made no election or who elected to receive units of the Fording Canadian Coal Trust for their common shares of Fording will receive one unit for each common share held as of the close of business on Tuesday, March 4, 2003.

Unit certificates representing the unit entitlement and cheques representing the cash entitlement will be mailed to shareholders as soon as possible.

Units of the Fording Canadian Coal Trust will begin “when issued” trading today on the Toronto Stock Exchange under the symbol “FDG.UN” and on the New York Stock Exchange under the symbol “FDG”. Regular trading in the units is expected to commence on March 5, 2003.

The creation of the Fording Canadian Coal Trust brings together Canada’s senior metallurgical coal mining properties to create a strong global competitor, capable of supplying approximately 25 million tonnes annually to the international steel industry. Fording is the world’s second largest producer of high quality metallurgical coal for export and the world’s largest producer of the industrial mineral wollastonite.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca